Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 1, 2025

Relating to Preliminary Prospectus Supplement dated May 1, 2025 and Prospectus dated May 1, 2025

Registration No. 333-286884

Marex Group plc

Pricing Term Sheet

$500,000,000 5.829% Senior Notes due 2028

Issuer:	Marex Group plc (the “Issuer”)

Security Title:	5.829% Senior Notes due 2028 (the “Notes”)

Principal Amount:	$500,000,000

Net Proceeds to Issuer (before expenses):	$498,250,000

Trade Date:	May 1, 2025

Settlement Date*:	May 8, 2025 (the “Settlement Date”)

Expected Security Ratings**:	BBB- (S&P) / BBB- (Fitch)

Maturity Date:	May 8, 2028

Benchmark Treasury:	UST 3.750% due April 15, 2028

Benchmark Treasury Price and Yield:	100-06 1⁄4; 3.679%

Spread to Benchmark Treasury:	+215 basis points

Re-offer Yield:	5.829%

Coupon (Interest Rate):	5.829%

Interest Rate Adjustment:

The interest rate payable on the Notes will be subject to adjustment from time to time based on the credit ratings assigned by specific rating agencies to the Notes as described under the caption “Description of the Notes—Interest Rate Adjustment Based on Rating Events” in the preliminary prospectus supplement dated May 1, 2025.

Public Offering Price:	100% of the principal amount, plus accrued and unpaid interest, if any, from the Settlement Date

Interest Payment Dates:	May 8 and November 8 of each year, commencing on November 8, 2025

Record Dates:	April 23 and October 24 of each year

Optional Redemption; Clean-Up Call:

Prior to April 8, 2028 (one month prior to the maturity date of the Notes, the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at its option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for the Notes to be redeemed equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal of the Notes to be redeemed and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at its option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

If at any time 75% or more of the aggregate principal amount of the Notes originally issued (and, for these purposes, any additional Notes, but excluding for these purposes, any Notes redeemed pursuant to a Make Whole Redemption) have been redeemed by the Issuer or purchased by the Issuer or any of its subsidiaries, and cancelled pursuant to the indenture governing the Notes, then the Issuer may, at its option, having given not less than 30 nor more than 60 days’ notice to the noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) redeem all (but not some only) of the remaining outstanding Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, together with any accrued interest thereon to, but excluding, the date of redemption.

Offer to Repurchase Upon a Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, the Issuer will be required to make an offer, to the holders of the Notes, to repurchase all or any part of their Notes at a purchase price of 101% of the then-outstanding principal amount of such Notes being repurchased, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Day Count; Business Day Convention:	30/360; Following, Unadjusted

CUSIP:	566539 AB8

ISIN:	US566539AB80

Expected Listing:	The Issuer has made an application to list the Notes on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

Denominations:	$1,000 and $1,000 increments in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Issuer’s preliminary prospectus supplement, dated May 1, 2025, to the Issuer’s base prospectus, dated May 1, 2025 (collectively, the “prospectus”).

*It is expected that delivery of the Notes will be made against payment therefor on or about May 8, 2025. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on or about May 8, 2025, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any Joint Book-Running Manager, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or Jefferies LLC toll-free at (877) 877-0696.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.